FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE 1H 2011

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2011

Highlights for the Period

Summary

➢  The first half of the year confirmed the strong growth in demand for electricity in the countries where we operate, based on the dynamic economic activity in these markets.

➢  Regarding the distribution business, it is important to note the improvement in our Peruvian and Chilean operations, with growth in electricity demand of 7.9% and 6.6% respectively.

➢  In the generation business, and taking into account this growth scenario, a sound commercial policy and the availability of our thermal generation, enabled us to achieve operating revenues 2.3% higher than those reported through June 2010, despite one of most severe droughts in Chile in the last 60 years.

➢  In this context, it is important to note the recovery of our Bocamina I coal-fired thermal plant which was damaged by the earthquake in Chile in February 2010. This permits us to provide the Chilean Central Interconnected System (“SIC”) with a stable and secure source of energy during a dry year.

➢  The Company’s EBITDA showed a decrease of Ch$ 164,803 million, mainly due to Ch$ 68,420 million in higher costs related to power purchases in the generation business, mainly in Chile. Additionally, Enersis accounted for the full impact of the equity tax reform in Colombia, for taxes payable throughout the 2011-2014 period. This non-recurring factor affected operating income of our Colombian operations (both distribution and generation subsidiaries) by Ch$ 59,478 million. It is also important to mention the lower results in our Brazilian and Argentine distribution companies.

➢  EBITDA for the Enersis Group was perfectly balanced in terms of business segment:

•   Distribution:                                                50%

•     Generation and Transmission:                       50%

➢  Our distribution business customer base increased by over 341,000 customers, which confirms the natural growth of this business, an important stabilizing factor for our cash flows.

➢  Operating income for the period amounted to Ch$ 735,065 million, representing a decline of 12.1% compared to the same period in 2010.

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Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues rose by 3.5% to Ch$ 2,179,500 million.

➢  The cost of sales was Ch$ 1,406,636 million, a 6.8% increase over the same period of the previous year.

➢  EBITDA in the period amounted to Ch$ 467,351 million, a reduction of 8.2% compared to the same period in 2010, principally due to the reduced results of our businesses in Brazil, Argentina and Colombia, partially compensated by improvements in Chile and Peru.

The factors influencing this result are:

In Chile, EBITDA grew by Ch$ 16,124 million, mainly explained by:

➢  A better sales margin related to stronger demand in the semester, which was reflected in higher sales volume in every market segment.

➢  Greater revenues as a result of higher economic activity, which impacted revenues from other businesses.

In Peru, EBITDA rose by Ch$ 4,799 million as a result of:

➢  A 7.9% increase in physical sales.

➢  Greater revenues from other businesses.

➢  Reduced personnel expenses of Ch$ 3,059 million.

➢  Lower other variable costs by Ch$ 1,398 million.

In Argentina, EBITDA fell by Ch$ 20,579 million, mainly explained by:

➢  A reduced energy sales margin which could not be offset by the 3.1% increase in physical sales, due to an 11.0% reduction in average prices.

➢  Increase in the cost of sales, mainly explained by wage increases under collective agreements.

In Brazil, EBITDA decreased by Ch$ 20,714 million as a result of:

➢  Reduced sales margin, both in Ampla and in Coelce, and higher fixed costs in Ampla, partially compensated by higher physical sales in Ampla.

In Colombia, EBITDA decreased by Ch$ 21,571 million, principally as a result of:

➢  The effect of the Colombian government equity tax reform, which implied recording on January 1st, 2011 the entire tax payable for this concept in the 2011-2014 period by Ch$ 19,348 million in Codensa.

➢  This non-recurring operating effect more than offset the improved margins obtained as a result of the higher energy sales and reduced energy losses during the period.

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PRESS RELEASE 1H 2011

Generation and Transmission Business

➢   Consolidated physical sales increased by 2.5% to 31,579 GWh, contributed by Argentina, Peru and Colombia.

➢   The latter was partially offset by decreases in Chile and Brazil. As a consequence, and due to a 2.3% increase in average sales prices, operating revenues amounted to Ch$ 1,327,158 million in 2011, a 2.3% increase over 2010.

➢   Procurement and services costs rose by 14.5% to Ch$ 716,059 million as a result of higher energy purchase costs, mainly in Chile, Argentina, and Brazil partially offset by Colombia and Peru.

➢   EBITDA amounted Ch$ 463,696 million, a decrease 20.0% compared with first half of 2010.

➢   Consolidated hydroelectric generation declined by 8.3%, explained by Chile, Argentina and Brazil, partially offset with Colombia y Peru.

The factors affecting this result are:

In Chile, EBITDA decreased by Ch$ 103,519 million, mainly due to:

➢   Higher energy purchase costs of Ch$ 105,304 million,

➢   Partially compensated by higher energy sales revenues of Ch$ 8,625 million and lower transport expenses of Ch$ 5,115 million.

In Peru, EBITDA increased by Ch$ 16,647 million due to:

➢   Higher energy sales revenues of Ch$ 7,407 million, and

➢   Lower cost of energy purchases of Ch$ 2,589 million, partially compensated by

➢   Higher fuel consumption cost of Ch$ 2,824 million.

In Argentina, EBITDA decreased by Ch$ 9,746 million due to:

➢   A higher fuel consumption cost of Ch$ 36,102 million, and

➢   Higher energy purchases costs of Ch$ 2,666 million and transport costs of Ch$ 2,134 million, partially compensated by

➢   Higher energy sales of Ch$ 36,838 million.

In Brazil, EBITDA rose by Ch$ 1,924 million due to:

➢   Recognition of CIEN as regulatory asset by local authorities since April 2011, allowing the billing of tolls according to RAP system (permitted annual revenue.)

➢   Higher energy revenues driven by higher average energy sale prices, which more than compensated the 5.5% fall in physical sales, mainly explained by Cachoeira Dourada.

In Colombia, EBITDA fell by Ch$ 21,456 million, mainly due to:

➢   An increase in other fixed operating costs of Ch$ 40,390 million, mainly explained by the non-recurring effect of the equity tax reform which implied the booking on January 1, 2011 of the full amount payable in the period 2011-2014, this situation impact to EBITDA in Ch$ 39,713 million.

➢   Reduced energy sales revenues of Ch$ 31,945 million, partially compensated by

➢   A reduction in cost of energy purchases of Ch$ 39,605 million.

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PRESS RELEASE 1H 2011

Financial Summary

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis:

•         Cash and cash equivalents amount to US$ 1,638 million.

•         Committed  credit lines for US$ 1,002 million, of which US$ 245 million expire in the short term.

•         Non-committed credit lines for US$ 1,937 million available.

➢  Within this context, it is important to highlight the successful issuance of an unsecured bond in local currency by Emgesa, our Colombian generation subsidiary, in the international capital markets, for the Colombian peso equivalent of US$ 400 million. This break-through deal, the first bond issued in local currency by a private sector Colombian company in the international markets, was rated “Investment Grade” by Fitch Ratings and Standard and Poor’s.

➢  Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and it strives to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,470 million and forwards for US$ 387 million.

•         In order to reduce volatility on financial results due to changes in market interest rates, we seek to maintain an adequate balance for our debt structures. Thus, we have contracted interest rate swaps (from variable to fixed rates) for US$ 346 million.

Market Summary

➢  Since July 2010, the Chilean Stock Exchange main index (IPSA) has shown an increase of 19.1%. Other important stock exchanges showed a strong performance during the period: S&P 500: 28.5%, UKX: 23.7%, Dow Jones Industrials: 27.6%, FTSE 250: 30.6% and IBEX: 0.6% (all yields measured in local currencies.)

➢  Enersis’ share price in the local Chilean market was practically the same on June 30, 2010 and 2011. Divestitures made by Chilean pension funds and other foreign investors have influenced the evolution of Enersis’ stock price, which underperformed when compared to the local IPSA index.

➢  Enersis’ ADS price underperformed the Dow Jones Industrials and S&P indexes, but still showed a robust return of 16.1% in the twelve month period between June 2010 and June 2011. This is attributable to the appreciation of the Chilean peso against the United States dollars, from Ch$ 547.19 = US$ 1 in June 30, 2010 to Ch$ 468.15 = US$ 1 in June 30, 2011, an appreciation of 16.9% for the Chilean peso against the United States dollar.

➢  During the last twelve months period, Enersis continued to be among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.9 million.

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PRESS RELEASE 1H 2011

Top Ten Daily Average Traded Amount in the Local Market
July 2010 - June 2011
US$ Thousand
LAN	23,143
SQM	21,584
CENCOSUD	18,269
FALABELLA	15,264
LA POLAR	12,511
ENDESA CHILE	12,299
COPEC	10,349
CAP	10,026
ENERSIS	8,901
RIPLEY	8,892

Source: Bloomberg

Risk Rating Classification Information

Enersis’ current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Enersis’ geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where we operate.

On July 12, 2011, Feller Rate confirmed the “AA” local rating of Enersis’ solvency, bonds and bond program. At the same time, it confirmed the “1st Class Level 1” rating for its shares and the “1st Class +A/AA” rating for its commercial papers program. Rating perspectives continue to be “Stable”.

The current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

The domestic ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

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PRESS RELEASE 1H 2011

Table of Contents

Summary	1
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	4
Risk Rating Classification Information	5
TABLE OF CONTENTS	6
GENERAL INFORMATION	8
SIMPLIFIED ORGANIZATIONAL STRUCTURE	9
MARKET INFORMATION	10
EQUITY MARKET	10
DEBT MARKET	13
CONSOLIDATED INCOME STATEMENT ANALYSIS	14
NET INCOME	14
OPERATING INCOME	14
NET FINANCIAL INCOME	16
SALE OF ASSETS	16
TAXES	16
CONSOLIDATED BALANCE SHEET ANALYSIS	17
ASSETS UNDER IFRS	17
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	19
LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	20
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	22
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	22
EVOLUTION OF KEY FINANCIAL RATIOS	23
UNDER IFRS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	25
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26
ARGENTINA	30
GENERATION	30
Endesa Costanera	30
El Chocon	31
DISTRIBUTION	32
Edesur	32
BRAZIL	33
ENDESA BRASIL	33
GENERATION	33
Cachoeira	33
Fortaleza (cgtf)	34
TRANSMISSION	34
CIEN	34
DISTRIBUTION	35
Ampla	35

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PRESS RELEASE 1H 2011

Coelce	36
GENERATION	37
Endesa Chile	37
DISTRIBUTION	38
Chilectra	38
COLOMBIA	39
GENERATION	39
Emgesa	39
DISTRIBUTION	40
Codensa	40
GENERATION	41
Edegel	41
DISTRIBUTION	42
Edelnor	42
CONFERENCE CALL INVITATION	44
DISCLAIMER	45

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PRESS RELEASE 1H 2011

General Information

(Santiago, Chile, Thursday 28, July 2011). Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first half period of 2011. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to comparison between the period ended on June 30, 2010 and June 30, 2011.

Figures as of June 30, 2011 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 468.15 as of June 30, 2011 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 475.58 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed financial statement analysis, a brief explanation for the most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30, 2011.

*    Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Tunel El Melon), non Chilean subsidiaries (Endesa Costanera, El Chocon, Edegel and Emgesa) and jointly controlled companies (Gas Atacama, Transquillota and Hidroaysen.)

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE 1H 2011

Simplified Organizational Structure

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PRESS RELEASE 1H 2011

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

ADS return for the period in US$: 16.1%

Source: Bloomberg

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PRESS RELEASE 1H 2011

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchange:

Enersis stock return for the period in Chilean peso: 0.1%

Source: Bloomberg

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PRESS RELEASE 1H 2011

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex

XENI stock return for the period in Euro: -2.6%

Source: Bloomberg

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PRESS RELEASE 1H 2011

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

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PRESS RELEASE 1H 2011

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the Owners of the Company for the cumulative period as of June 30, 2011 reached Ch$ 201,756 million, representing a 1.8% increase over the same last year’s period, which was Ch$ 198,173 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1H 2010	1H 2011	Var 2010-2011	Chg %	1H 2011
Sales	2,972,213	3,057,656	85,442	2.9%	6,429,319
Energy sales	2,745,996	2,856,048	110,052	4.0%	6,005,400
Other sales	21,089	21,327	238	1.1%	44,843
Other services	205,129	180,281	(24,848)	(12.1%)	379,076
Other operating income	156,241	144,066	(12,175)	(7.8%)	302,927
Revenues	3,128,454	3,201,722	73,267	2.3%	6,732,246

Energy purchases	(754,408)	(888,399)	(133,991)	(17.8%)	(1,868,033)
Fuel consumption	(345,649)	(370,347)	(24,698)	(7.1%)	(778,727)
Transportation expenses	(195,018)	(194,243)	775	0.4%	(408,434)
Other variable costs	(346,543)	(347,506)	(962)	(0.3%)	(730,698)
Procurements and Services	(1,641,619)	(1,800,495)	(158,876)	(9.7%)	(3,785,893)

Contribution Margin	1,486,836	1,401,227	(85,609)	(5.8%)	2,946,353

Other work performed by entity and capitalized	14,831	22,554	7,723	52.1%	47,425
Employee benefits expense	(177,604)	(173,397)	4,208	2.4%	(364,601)
Other fixed operating expenses	(233,974)	(325,098)	(91,125)	(38.9%)	(683,583)
Gross Operating Income (EBITDA)	1,090,089	925,286	(164,803)	(15.1%)	1,945,594
Depreciation and amortization	(235,748)	(206,023)	29,725	12.6%	(433,205)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(17,989)	15,802	33,791	187.8%	33,228
Operating Income	836,352	735,065	(101,287)	(12.1%)	1,545,617

Net Financial Income	(146,957)	(136,887)	10,070	6.9%	(287,832)
Financial income	71,497	93,169	21,672	30.3%	195,907
Financial costs	(224,843)	(217,623)	7,219	3.2%	(457,596)
Gain (Loss) for indexed assets and liabilities	(7,664)	(13,102)	(5,438)	(71.0%)	(27,549)
Foreign currency exchange differences, net	14,053	669	(13,384)	(95.2%)	1,406
Gains	64,280	16,283	(47,998)	(74.7%)	34,238
Losses	(50,228)	(15,614)	34,614	68.9%	(32,832)
Share of profit (loss) of associates accounted for using the equity method	464	4,322	3,859	832.3%	9,088
Net Income From Other Investments	(283)	182	464	164.3%	382
Net Income From Sale of Assets	1,575	(7,336)	(8,910)	(565.9%)	(15,425)

Net Income Before Taxes	691,150	595,346	(95,805)	(13.9%)	1,251,831
Income Tax	(221,490)	(178,628)	42,861	19.4%	(375,601)
NET INCOME ATTRIBUTABLE TO:	469,661	416,717	(52,943)	(11.3%)	876,230
Owners of parent	198,173	201,756	3,583	1.8%	424,232
Non-controlling interest	271,488	214,961	(56,526)	(20.8%)	451,998

Earning per share (Ch$ /share and US$ / ADR)	6.1	6.2	0.1	1.8%	0.6

Operating Income

Operating income decreased by Ch$ 101,287 million, or 12.1% when compared with June 2010.

Operating revenues and costs, broken down by business line for the period ending on June 30, 2010 and 2011 are:

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Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	1,296,886	1,327,158	2.3%	2,790,610	2,106,375	2,179,500	3.5%	4,582,826
Operating Costs	(841,116)	(937,831)	11.5%	(1,971,973)	(1,721,309)	(1,826,935)	6.1%	(3,841,488)
Operating Income	455,769	389,327	(14.6%)	818,636	385,066	352,566	(8.4%)	741,338

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	(274,807)	(304,937)	11.0%	(641,189)	3,128,454	3,201,722	2.3%	6,732,246
Operating Costs	270,323	298,109	10.3%	626,832	(2,292,103)	(2,466,657)	7.6%	(5,186,629)
Operating Income	(4,484)	(6,828)	52.3%	(14,357)	836,352	735,065	(12.1%)	1,545,617

Generation and transmission business showed an Operating income of Ch$ 389,327 million, representing a Ch$ 66,442 million decrease from the same period 2010, or 14.6%. Physical sales increased 2.5% amounting to 31,579 GWh as of June 2011 (30,810 GWh for the same period in 2011).

Operating income for generation and transmission business line, detailed by country is shown in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	620,971	615,186	(0.9%)	1,293,550	172,075	204,079	18.6%	429,117	130,492	134,926	3.4%	283,708
% of consolidated	48%	46%		46%	13%	15%		15%	10%	10%		10%
Operating Costs	(400,781)	(489,906)	22.2%	(1,030,123)	(146,322)	(186,340)	27.3%	(391,816)	(76,214)	(44,963)	(41.0%)	(94,543)
% of consolidated	48%	52%		52%	17%	20%		20%	9%	5%		5%

Operating Income	220,190	125,280	(43.1%)	263,427	25,753	17,739	(31.1%)	37,300	54,278	89,963	65.7%	189,165

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	109,444	115,117	5.2%	242,057	264,343	232,228	(12.1%)	488,304	1,296,886	1,327,158	2.3%	2,790,610
% of consolidated	8%	9%		9%	20%	17%		17%	100%	100%
Operating Costs	(70,770)	(57,610)	(18.6%)	(121,136)	(147,468)	(133,391)	(9.5%)	(280,481)	(841,116)	(937,831)	11.5%	(1,971,973)
% of consolidated	8%	6%		6%	18%	14%		14%	100%	100%

Operating Income	38,674	57,508	48.7%	120,921	116,875	98,836	(15.4%)	207,823	455,769	389,327	(14.6%)	818,636

Distribution business showed a Ch$ 32,501 million lower operating income, totaling Ch$ 352,566 million. Physical sales amounted to 34,320 GWh, representing an increase of 1,324 GWh, or 4.0%. Our customer base increased by 341,000new clients approximately, amounting to 13.4 million customers.

Operating Income for distribution business line, detailed by country, as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	441,023	504,214	14.3%	1,060,209	151,683	139,425	(8.1%)	293,167	971,900	989,326	1.8%	2,080,251
% of consolidated	21%	23%		23%	7%	6%		6%	46%	45%		45%
Operating Costs	(393,565)	(440,432)	11.9%	(926,094)	(140,179)	(147,656)	5.3%	(310,477)	(773,805)	(802,939)	3.8%	(1,688,337)
% of consolidated	23%	24%		24%	8%	8%		8%	45%	44%		44%

Operating Income	47,458	63,782	34.4%	134,115	11,503	(8,232)	(171.6%)	(17,309)	198,096	186,387	(5.9%)	391,915

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011	1H 2010	1H 2011		1H 2011
Operating Revenues	154,874	158,417	2.3%	333,102	386,896	388,119	0.3%	816,096	2,106,375	2,179,500	3.5%	4,582,826
% of consolidated	7%	7%		7%	18%	18%		18%	100%	100%
Operating Costs	(121,804)	(120,109)	(1.4%)	(252,552)	(291,956)	(315,798)	8.2%	(664,028)	(1,721,309)	(1,826,935)	6.1%	(3,841,488)
% of consolidated	7%	7%		7%	17%	17%		17%	100%	100%

Operating Income	33,070	38,308	15.8%	80,550	94,939	72,320	(23.8%)	152,068	385,066	352,566	(8.4%)	741,338

Pg. 15

PRESS RELEASE 1H 2011

Net Financial Income

The Company’s net financial income as of June 30, 2011 was negative Ch$ 136,887 million, representing an improvement of 6.9% over the same period 2010. The latter is mainly explained by: (i) Higher financial income by Ch$ 21,672 million, mainly as a result of the increase in pension plan assets in Brazil by Ch$ 15,611 million and higher time deposits during the period mainly explained by Chilectra and Endesa Brasil and (ii) Lower expenses by Ch$ 7,219 million mainly explained by the effect the exchange rate prevailing during this period and partially offset by a lower average debt.

The latter was partially offset by higher loss for indexed assets and liabilities of Ch$ 5,438 million, linked to the negative impact of inflation over U.F. denominated debt in Chile. The U.F., a non-transaction currency linked to the inflation in Chile, increased its value by 2.0% during the current period, when compared to the 1.2% increase registered during the same period 2010.

Additionally, a Ch$ 13,384 million lower income related to foreign currency exchange differences was registered during the period, primarily linked to the devaluation of the Argentine peso against the U.S. dollars. In Argentina, the devaluation reached 3.4% in 2011 as well as in 2010, resulting in a loss of Ch$13,774 million in net effect an assets and debt in U.S. dollars.

Sale of Assets

The net income from sale of assets registered a decrease of Ch$ 8,910 million, explained by the recognition of the loss generated due to the sale of CAM.

Taxes

Income tax decreased by Ch$ 42,861 million at the end of June 2011. The latter is explained by decreases in: Endesa Chile (on a stand-alone basis) by Ch$ 17,519 million; Enersis by Ch$ 14,528 million; Chilectra by Ch$ 8,574 million; Edesur by Ch$ 7,299 million; Coelce by Ch$ 6,730 million; Pehuenche by Ch$ 6,395 million; Chocon by Ch$ 5,717 million and Celta by Ch$ 2,580 million.

The latter was partially offset by increases in Cien by Ch$ 11,637 million; San Isidro by Ch$ 5,643 million; Emgesa by Ch$ 5,577 million; Codensa by Ch$ 3,354 million and Edegel by Ch$ 2,160 million

Pg. 16

PRESS RELEASE 1H 2011

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of June 30, 2011	Var 2010-2011	Chg %	As of June 30, 2011

CURRENT ASSETS
Cash and cash equivalents	961,355	766,646	(194,709)	(20.3%)	1,637,607
Other current financial assets	7,818	6,453	(1,364)	(17.5%)	13,784
Other current non-financial assets	35,993	17,756	(18,237)	(50.7%)	37,929
Trade and other current receivables	1,038,098	1,052,546	14,448	1.4%	2,248,310
Accounts receivable from related companies	20,472	20,511	40	0.2%	43,814
Inventories	62,652	75,375	12,723	20.3%	161,005
Current tax assets	137,987	130,167	(7,820)	(5.7%)	278,045
Non-current assets (or disposal groups) classified as held for sale	73,893	-	(73,893)	(100.0%)	-
Total Current Assets	2,338,268	2,069,455	(268,813)	(11.5%)	4,420,495

Other non-current financial assets	62,969	73,425	10,456	16.6%	156,840
Other non-current non-financial assets	103,736	116,924	13,188	12.7%	249,758
Trade accounts receivables and other receivables, net	319,568	371,783	52,215	16.3%	794,153
Investment accounted for using equity method	14,102	16,344	2,242	15.9%	34,911
Intangible assets other than goodwill	1,452,586	1,585,402	132,816	9.1%	3,386,527
Goodwill	1,477,022	1,508,418	31,396	2.1%	3,222,084
Property, plant and equipment, net	6,751,941	7,036,840	284,899	4.2%	15,031,165
Investment properties	33,019	33,514	495	1.5%	71,588
Deferred tax assets	452,634	461,339	8,704	1.9%	985,451
Total Non-Current Assets	10,667,577	11,203,989	536,411	5.0%	23,932,476

TOTAL ASSETS	13,005,845	13,273,443	267,598	2.1%	28,352,971

Total Assets increased Ch$ 267,598 million, mainly due to:

➢  Ch$ 536,411 million increase in non-current assets, or  5.0%, as a result of:

❖  Ch$ 284,899 million increase in Property, Plant and Equipment, explained by the net effect resulting from the translation of financial statements from local currencies to Chilean pesos by Ch$ 170,921 million, and additions for the period in approximately Ch$ 241,562 million. The latter was partially offset explained by the depreciation for the period by Ch$ 152,729 million.

❖  Ch$ 132,816 million increase in intangible assets other than goodwill, due to exchange rates variations, explained by: the translation effect by Ch$ 85,887 million; and additions for the period of Ch$ 91,475 million. The latter was partially offset by the depreciation for the period of Ch$ 53,294 million.

❖  Ch$ 52,215 million increase in trade accounts receivables and other receivables, mainly due to the increase in Ampla by Ch$ 42,700 million and Coelce by Ch$ 4,504 million, by the appliance of IFRIC 12 interpretation, regarding service concession arrangements.

❖  Ch$ 31,396 million increase in goodwill related to fluctuation of local currency against Chilean peso.

❖  Ch$ 13,188 million increase in other non-current non financial assets, mainly explained by an increase of liens in Coelce by Ch$ 9,106 million and Ampla by Ch$ 2,170 million.

Pg. 17

PRESS RELEASE 1H 2011

The above was partially offset by:

➢  268,813 million of decrease in current assets by Ch$ , or 11.5% decrease, mainly due to:

❖  Ch$ 194,709 million decrease in Cash and Cash Equivalent, primarily explained by decreases in: Endesa Chile by Ch$ 195,554 million due to debt amortizations and dividend payments; Chilectra by Ch$ 84,601 million linked to lower amount of time deposits; Endesa Brasil by Ch$ 67,000 million explained by a payment made to IFC; Codensa by Ch$ 34,824 due to debt amortization; Edelnor by Ch$ 16,264 million; Edesur by Ch$ 11,674 million due to decreases in Time Deposits and Ampla by Ch$ 8,552 million. The above was partially compensated by increases in: Emgesa by Ch$ 62,700 million, Cachoeira Dourada by Ch$ 50,499 million and Fortaleza by Ch$ 30,244 million, all of them explained by increases in Time Deposits. Other increases were registered in Enersis by Ch$ 27,853 million, Coelce by Ch$ 24,200 million, Edegel by Ch$ 23,903 million and Gas Atacama by Ch$ 12,523 million.

❖  Ch$ 73,893 million decrease in non-current assets classified as held for sell, related to the selling process of the former subsidiaries CAM and Synapsis, executed during this quarter.

Pg. 18

PRESS RELEASE 1H 2011

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 19

PRESS RELEASE 1H 2011

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of June 30, 2011	Var 2010-2011	Chg %	As of June 30, 2011

CURRENT LIABILITIES
Other current financial liabilities	665,598	702,488	36,890	5.5%	1,500,562
Trade and other current payables	1,224,490	1,129,789	(94,701)	(7.7%)	2,413,306
Accounts payable to related companies	148,202	147,978	(225)	(0.2%)	316,090
Other short-term provisions	115,449	105,818	(9,631)	(8.3%)	226,035
Current tax liabilities	147,667	97,945	(49,722)	(33.7%)	209,217
Current provisions for employee benefits	5,450	2,881	(2,570)	(47.1%)	6,153
Other current non-financial liabilities	35,791	44,584	8,793	24.6%	95,234
Liabilities (or disposal groups) classified as held for sale	64,630	-	(64,630)	(100.0%)	-
Total Current Liabilities	2,407,277	2,231,482	(175,795)	(7.3%)	4,766,597

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,014,956	3,160,363	145,406	4.8%	6,750,748
Non-current payables	37,237	18,445	(18,792)	(50.5%)	39,399
Accounts payable to related companies	1,084	-	(1,084)	(100.0%)	-
Other-long term provisions	225,522	227,947	2,425	1.1%	486,910
Deferred tax liabilities	555,924	551,691	(4,233)	(0.8%)	1,178,449
Non-current provisions for employee benefits	215,819	230,587	14,768	6.8%	492,549
Other non-current non-financial liabilities	33,997	79,402	45,404	133.6%	169,607
Total Non-Current Liabilities	4,084,540	4,268,434	183,894	4.5%	9,117,663

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	-	0.0%	6,034,140
Retained earnings (losses)	2,103,690	2,131,338	27,648	1.3%	4,552,681
Share premium	158,760	158,760	-	0.0%	339,121
Other equity changes	-	-	-		-
Reserves	(1,351,787)	(1,230,323)	121,465	9.0%	(2,628,052)
			-
Equity Attributable to Shareholders of the Company	3,735,545	3,884,658	149,113	4.0%	8,297,891
Equity Attributable to Minority Interest	2,778,483	2,888,869	110,386	4.0%	6,170,820
Total Shareholders' Equity	6,514,028	6,773,527	259,499	4.0%	14,468,711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,005,845	13,273,443	267,598	2.1%	28,352,971

The Company’s total liabilities and shareholders’ equity increased by Ch$ 267,598 million, compared with the period ended on December 31, 2010, due to Ch$ 183,894 million increase in non-current liabilities and the Ch$ 259,499 million increase in shareholders’ equity. The latter was partially compensated by the Ch$ 175,795 million decrease of current liabilities. The detail is explained as follows:

➢  Non-current liabilities increased by Ch$ 183,894 million, or 4.5%, mainly due to:

❖  Other non-current financial liabilities (financial debt and derivatives) increased by Ch$ 145,406 million, mainly explained by increases in: Emgesa by Ch$ 149,203 million due to the issuance of a bond in local currency in the American market; Codensa by Ch$ 14,448 million; El Chocon by Ch$ 7,751 million; Endesa Chile by Ch$ 5,755 million due to the indexation effect over the U.F. denominated debt. The above was partially compensated by a Ch$ 15,494 million decrease in Ampla, due to a debt payment.

❖  Other non-current non-financial liabilities increased by Ch$ 45,404 million, mainly due to the recognition of a tax applied on equity at Emgesa and Codensa by Ch$ 26,801 million and Ch$ 17,605 million, respectively.

➢  Current Liabilities decreased by Ch$ 175,795 million, or 7.3%, due to:

❖  Ch$ 94,701 million decrease in trade and other current payables, corresponding to decreases in: Codensa by Ch$ 56,050 million; Ampla by Ch$ 48,277 million; Enersis by Ch$ 31,854 million; Emgesa by Ch$ 29,917 million; Cien by Ch$ 17,475 million; San Isidro by Ch$ 10,048 million and Edegel by Ch$ 4,395 million. All the above was partially offset by increases in: Fortaleza by Ch$ 73,681 million; Coelce by Ch$ 27,966 million; Edesur by Ch$ 18,144 million; Pehuenche by Ch$ 4,594 million and Chilectra by Ch$ 1,566 million.

Pg. 20

PRESS RELEASE 1H 2011

❖  Ch$ 64,630 million decrease in liabilities (or disposal groups) classified as held for sale, related to the selling process of CAM and Synapsis, executed during the first quarter of 2011.

❖  Ch$ 49,722 million decrease in current tax liabilities, mainly explained by decreases in: Emgesa by Ch$ 25,769 million; Codensa by Ch$ 11,906 million; Pangue by Ch$ 4,721 million; Pehuenche by Ch$ 3,859 million and Edesur by Ch$ 2,923 million. The above was partially compensated by increases in Edegel by Ch$ 5,216 million and San Isidro by Ch$ 3,322 million.

The above was partially offset by:

❖  Ch$ 36,890 million increase in other current financial liabilities (debt and derivatives), mainly explained by increases in: Emgesa by Ch$ 88,142 million due to reclassifications of debt from the long to the short term; Ampla by Ch$ 45,275 million; Coelce by Ch$ 10,353 million; Cien by Ch$ 3,436 million and Endesa Chile by Ch$ 2,509 million, explained by derivatives. The aforementioned explanations were in part compensated by decreases in: Endesa Brasil by Ch$ 51,906 million, linked to a payment made to IFC; Codensa by Ch$ 37,790 million due to bond amortizations; Edegel by Ch$ 12,448 million; El Chocon by Ch$ 10,070 million and Edelnor by Ch$ 4,037 million, due to loan and bond payments.

Total shareholders’ equity increased by Ch$ 259,499 million when compared to December 31, 2010.

❖  The total shareholders' equity attributable to the owners of the company increased by Ch$ 149,113 million which is mainly explained by the effect of the net income for the period of Ch$ 302,402 Million, where it is important to highlight the effect of controlling shareholder’s result by Ch$ 201,756 million. Additionally, the Equity increased by: positive conversion reserves by Ch$ 99,513 million; negative hedging reserves by Ch$ 2,144 million and other negative reserves by Ch$ 1,012 million. Dividends related to the current exercise reached Ch$ 157,798 million.

❖  The minority shareholders’ participation increased by Ch$ 110,386 million, as a consequence of the effect of the Net Income for the period of Ch$ 349,359 million, where it is important to highlight the effect of minority interest’s result by Ch$ 214,961 million and other consolidated results by Ch$ 134,398 million. The latter is partially compensated by lower equity changes by Ch$ 238,973 million.

Pg. 21

PRESS RELEASE 1H 2011

Debt Maturity with Third Parties, Thousand US$

Table 7
(Million US$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	16.0	89.7	427.2	750.8	228.2	3.1	1,675.8	3,190.7
Enersis	2.3	4.9	5.2	600.2	5.8	2.9	487.3	1,108.5
Chilectra	-	-	-	-	-	-	-	0.0
Endesa Chile	13.6	84.8	422.0	150.6	222.4	0.2	1,188.5	2,082.3
Argentina	87.5	86.8	78.2	51.2	30.4	-	17.1	351.3
Edesur	8.5	13.7	34.0	7.3	-	-	-	63.5
Costanera	62.7	42.1	24.7	28.0	27.3	-	17.1	201.9
Chocón	16.1	31.1	19.5	15.9	3.1	-	-	85.6
Hidroinvest	0.3	-	-	-	-	-	-	0.3
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	49.7	124.4	145.1	104.8	82.8	16.9	240.1	763.7
Edelnor	14.9	64.5	94.0	54.9	49.1	10.9	60.1	348.4
Edegel	34.8	59.9	51.0	49.9	33.7	6.0	180.0	415.3
Brazil	451.0	619.1	243.1	164.7	62.9	9.7	63.8	1,614.3
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	105.1	141.7	116.4	114.1	12.4	1.0	48.6	539.3
Ampla	272.7	332.7	111.4	34.3	33.1	0.1	3.9	788.3
Cachoeira	-	-	-	-	-	-	-	-
Cien	66.4	130.4	-	-	-	-	-	196.8
Fortaleza	6.7	14.3	15.3	16.3	17.4	8.5	11.3	89.8
Colombia	178.1	190.3	135.4	220.0	140.4	-	1,149.7	2,013.9
Codensa	4.0	18.9	135.4	140.4	-	-	346.3	645.1
Emgesa	174.1	171.3	-	79.6	140.4	-	803.4	1,368.8
TOTAL	782.3	1,110.2	1,029.0	1,291.5	544.7	29.6	3,146.5	7,933.9

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	7,476	41,996	200,000	351,489	106,831	1,430	784,516	1,493,738
Enersis	1,098	2,290	2,422	280,966	2,709	1,335	228,108	518,928
Chilectra	-	-	-	-	-	-	-	0
Endesa Chile	6,378	39,706	197,578	70,523	104,122	94	556,409	974,809
Argentina	40,976	40,630	36,630	23,981	14,241	-	7,995	164,454
Edesur	3,992	6,394	15,929	3,426	-	-	-	29,740
Costanera	29,336	19,700	11,582	13,089	12,800	-	7,995	94,502
Chocón	7,520	14,537	9,120	7,466	1,440	-	-	40,083
Hidroinvest	129	-	-	-	-	-	-	129
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	23,258	58,228	67,914	49,055	38,760	7,903	112,417	357,535
Edelnor	6,988	30,192	44,024	25,679	22,975	5,109	28,133	163,100
Edegel	16,270	28,037	23,890	23,376	15,785	2,794	84,283	194,435
Brazil	211,125	289,825	113,788	77,113	29,436	4,538	29,886	755,712
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	49,211	66,324	54,471	53,411	5,793	483	22,763	252,456
Ampla	127,668	155,771	52,158	16,072	15,507	53	1,836	369,065
Cachoeira	-	-	-	-	-	-	-	-
Cien	31,090	61,057	-	-	-	-	-	92,147
Fortaleza	3,157	6,672	7,160	7,630	8,136	4,002	5,287	42,044
Colombia	83,393	89,080	63,379	103,000	65,745	-	538,219	942,815
Codensa	1,868	8,868	63,379	65,745	-	-	162,128	301,989
Emgesa	81,524	80,212	-	37,254	65,745	-	376,091	640,826
TOTAL	366,228	519,760	481,712	604,638	255,014	13,871	1,473,032	3,714,254

Pg. 22

PRESS RELEASE 1H 2011

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2010	As of June 30, 2011	Var 2010-2011	Chg %
Liquidity	Times	0.97	0.93	(0.04)	(4.1%)
Acid ratio test *	Times	0.94	0.89	(0.05)	(5.3%)
Working capital	Million Ch$	(69,009.51)	(162,027.81)	(93,018.30)	(134.8%)
Working capital	Thousand US$	(147,408.97)	(346,102.35)	(198,693.37)	(134.8%)
Leverage **	Times	1.00	0.96	(0.04)	(4.0%)
Short-term debt	%	37.00	34.00	(3.00)	(8.1%)
Long-term debt	%	63.00	66.00	3.00	4.8%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	1H 2010	1H 2011	Var 2010-2011	Chg %
Financial expenses coverage *	Times	4.99	4.02	(0.97)	(19.4%)
Op. income / Op. rev.	%	26.73	22.96	(3.78)	(14.1%)
ROE **	%	14.33	12.91	(1.43)	(10.0%)
ROA **	%	8.26	7.87	(0.39)	(4.8%)
* EBITDA / Financial costs
** Annualized figures

Liquidity, a key consideration in our financial management, continues to be in a very solid position. As of June 2011, liquidity reached 0.93 times, representing a slight decrease of 0.04 times, equivalent to a 4.1% drop when compared to December 2010. Enersis has a sound financial profile and ample access to credit markets. In fact, the Company has been serving its debt maturities with own generated resources, with an appropriate maturity schedule.

Leverage ratio, as of June 30, 2011, reached 0.96 times, showing a decrease of 4.0% when compared to December 2010.

Financial expense coverage reached 4.02 times, a decrease of 0.97 times or 19.4% drop from the ratio registered on equal period the precedent year. This is mainly the result of the EBITDA decrease during this period.

Operating income over operating revenues ratio decreased 14.1%, reaching to 23.0% as of June 2011.

The annual ROE of the Parent Company reached 12.9%, representing a decrease of 9.9% when compared to June 2010. This drop is explained by the increase in equity attributable to the shareholders of the Company, slightly offset by higher results for the period attributable to the shareholders of the Company.

Annual ROA reached 7.9% as of June 2011, a 4.8% decrease from the registered as of June 2010, reflecting the lower consolidated results, and the increase in Total Assets.

Pg. 23

PRESS RELEASE 1H 2011

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H 2010	1H 2011	Var 2010-2011	Chg %	1H 2011

Net Income	469,661	416,717	(52,943)	(11.3%)	876,230

Adjustments to reconcile net income
Income tax expense	221,490	178,628	(42,861)	(19.4%)	375,601
Decrease (increse) in inventories	16,365	(10,475)	(26,840)	(164.0%)	(22,026)
Decrease (increase) in trade accounts receivable	(71,545)	18,111	89,656	125.3%	38,081
Decrease (increase) in other operating accounts receivable	(71,497)	(93,169)	(21,672)	(30.3%)	(195,907)
Decrease (increase) in trade accounts payable	25,700	(146,360)	(172,060)	(669.5%)	(307,750)
Decrease (increase) in other operating accounts payable	-	-	-		-
Depreciation and amortization expense	235,748	206,023	(29,725)	(12.6%)	433,205
(Reversal of) Impairment losses	17,989	(15,802)	(33,791)	(187.8%)	(33,228)
Provisions	(1,470)	(7,006)	(5,536)	(376.5%)	(14,732)
Unrealized foreign currency exchange differences	(14,053)	(669)	13,384	95.2%	(1,406)
Non-distributed gains from associates	(464)	(4,322)	(3,859)	(832.3%)	(9,088)
Minority interest	-	-	-		-
Other non-cash	(103,137)	95,417	198,554	192.5%	200,633
Total adjustments to Reconcile to Operating Income	255,126	220,376	(34,750)	(13.6%)	463,383

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(203,073)	(249,447)	(46,374)	(22.8%)	(524,511)
Other inflows (outflows) of cash	(512)	(10,892)	(10,380)	(2025.7%)	(22,903)
Other adjustments for which the impact in cash corresponds to cash flow provided by investing or financing activities.	232,506	230,725	(1,781)	(0.8%)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	753,707	607,479	(146,228)	(19.4%)	1,277,344

Net Cash Flows provided by (used in) Investing Activities
Cash flows from loss of control of subsidiaries or other businesses.	-	15,367	15,367		32,311
Acquisitions of associates	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-	-
Loans to related companies	-	17	17		36
Proceeds from sales of property, plant and equipment	2,745	2,566	(179)	(6.5%)	5,396
Purchase of property, plant and equipment	(209,165)	(241,562)	(32,397)	(15.5%)	(507,932)
Proceeds from sales of intangible assets	1,114	7,348	6,233	559.3%	15,450
Acquisitions of intangible assets	(89,292)	(91,475)	(2,183)	(2.4%)	(192,344)
Proceeds from other long term assets.	-	-	-		-
Purchase of other long-term assets	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	(2,996)	(1,269)	1,727	57.6%	(2,669)
Dividends received	5,171	2,430	(2,741)	(53.0%)	5,110
Interest received	1,569	11,898	10,329	658.5%	25,017
Other inflows (outflows) of cash	10,966	(4,047)	(15,013)	(136.9%)	(8,510)
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(279,887)	(298,728)	(18,841)	(6.7%)	(628,134)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	156,664	322,720	166,056	106.0%	678,582
Repayments of borrowings	-	-	-		-
Payments of loans	(442,225)	(307,050)	135,175	30.6%	(645,633)
Payments of finance lease liabilities	(4,749)	(5,812)	(1,063)	(22.4%)	(12,221)
Repayment of loans to related companies	(4,574)	-	4,574	(100.0%)	-
Dividends paid	(440,009)	(503,450)	(63,441)	(14.4%)	(1,058,602)
Interest paid	(111,443)	(104,064)	7,379	6.6%	(218,815)
Other financing proceeds (payments)	(90,637)	(4,222)	86,415	95.3%	(8,877)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(936,972)	(601,877)	335,095	35.8%	(1,265,564)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(463,152)	(293,126)	170,026	36.7%	(616,354)

Effect of exchange rate changes on cash and cash equivalents	5,006	98,416	93,410	1865.8%	206,940
Net Increase (Decrease) in Cash and Cash Equivalents	(458,146)	(194,709)	263,436	57.5%	(409,414)
Cash and cash equivalents at end of period	1,134,901	961,355	(173,546)	(15.3%)	2,021,437
Ending Balance of Cash and Cash Equivalents	676,755	766,646	89,891	13.3%	1,612,023

Pg. 24

PRESS RELEASE 1H 2011

The Company generated a negative cash flow of Ch$ 293,126 million for the period, which can be detailed as follows:

Operating activities generated a positive net cash flow of Ch$ 607,479 million that represents a decrease of 19.4% when compared to previous fiscal year. This cash flow is composed primarily with net income of the period for Ch$ 416,717 million, which is adjusted to operating income in Ch$ 306,040 million. This adjustment includes asset amortization and depreciation for Ch$ 190,221 million and interests for Ch$ 137,556 million. The latter was partially compensated by a decrease in working capital by Ch$ 115,279 million.

Investment activities generated a net negative cash flow of Ch$ 298,728 million, Ch$ 18,841 million compared with the same period, or 6.7%. This cash flow corresponds primarily to the incorporation of Property, Plant and Equipment by Ch$ 241,562 million, intangible assets’ purchases (IFRIC 12) by Ch$ 91,475 million, compensated by the sale of CAM and Synapsis by Ch$ 15,367 million.

Financing activities originated a negative cash flow of Ch$ 601,877 million, due to dividends paid for Ch$ 503,450 million, loans payments for Ch$ 307,050 million and  interests paid for Ch$ 104,064 million. The aforementioned was partially compensated for loans obtained for Ch$ 322,720 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	1H 2010	1H 2011	1H 2010	1H 2011	1H 2010	1H 2011	1H 2010	1H 2011	1H 2010	1H 2011
Argentina	207.3	101.8	-	-	-	-	495.6	1,191.8	702.9	1,293.5
Peru	-	-	31,869.2	26,330.2	-	-	-	-	31,869.2	26,330.2
Brazil	-	-	141,908.9	-	-	-	-	-	141,908.9	-
Colombia	-	-	123,964.2	15,833.0	59,462.9	-	-	-	183,427.1	15,833.0
Others	-	1,218.8	-	-	-	-	-	-	-	1,218.8
Total	207.3	1,320.5	297,742.2	42,163.2	59,462.9	-	495.6	1,191.8	357,908.1	44,675.5

Source: Internal Financial Report

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H 2010	1H 2011	1H 2011	1H 2010	1H 2011	1H 2011
Endesa Chile	143,752	147,625	310,410	98,930	83,330	175,218
Cachoeira	-	1,514	3,183	3,529	3,828	8,049
Endesa Fortaleza	-	1,532	3,221	3,982	4,074	8,566
Cien	1,884	66	139	16,965	3,783	7,954
Chilectra S.A.	13,852	16,802	35,329	10,524	8,845	18,598
Edesur	19,959	33,924	71,332	7,157	6,420	13,499
Edelnor	10,162	13,871	29,166	10,275	9,686	20,367
Ampla (*)	41,271	59,088	124,244	27,159	28,574	60,082
Coelce (*)	46,644	31,501	66,237	18,660	20,112	42,289
Codensa	16,659	23,971	50,404	29,042	29,514	62,059
Cam Ltda.	539	46	97	870	294	618
Inmobiliaria Manso de Velasco Ltda.	493	670	1,409	142	133	280
Synapsis	1,732	488	1,026	1,512	478	1,005
Enersis holding and investment companies	133	581	1,222	537	569	1,196
Total	297,080	331,679	697,420	229,284	199,640	419,782
(*) Includes concessions intangible assets.

Pg. 25

PRESS RELEASE 1H 2011

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 50% as of June 30, 2011 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

Pg. 26

PRESS RELEASE 1H 2011

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically through fuel purchases for the electricity generation and also energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption projected for the period April-July 2011. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of June 30, 2011, the Enersis Group held liquidity in the amount of Ch$ 766,646 million in Cash and Cash Equivalent and Ch$ 354,858 million in committed long term credit lines. As of December 31st, 2010, the Enersis Group held liquidity in the amount of Ch$ 961,355 million in Cash and Cash Equivalent and Ch$ 242,750 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Pg. 27

PRESS RELEASE 1H 2011

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits set for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international risk agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 90% of operations are conducted with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Monte Carlo simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Pg. 28

PRESS RELEASE 1H 2011

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans executed in 2006, and in local credit lines executed in 2009.

Pg. 29

PRESS RELEASE 1H 2011

Argentina

Generation

Endesa Costanera

The operating income reached Ch$ 7,698 million during the first semester 2011, increasing by 16.7% when compared to the same period in 2010. This is mainly explained by Ch$ 42,905 million of greater revenues related to energy sales, which were partially compensated by an increase of Ch$ 36,102 million in fuel cost. It is important to highlight that operating revenues increased by 29.3%, supported by a 23.4% rise in physical sales.

The net effect of translating the financial statements from the Argentine peso to Chilean pesos in both periods was negative, resulting in a 12.2% decrease in Chilean pesos as of June 2011.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	139,866	180,888	41,022	29.3%	380,353
Procurement and Services	(117,195)	(156,963)	(39,769)	(33.9%)	(330,046)
Contribution Margin	22,671	23,925	1,253	5.5%	50,306
Other Costs	(8,134)	(9,803)	(1,668)	(20.5%)	(20,612)
Gross Operating Income (EBITDA)	14,537	14,122	(415)	(2.9%)	29,695
Depreciation and Amortization	(7,940)	(6,425)	1,515	19.1%	(13,509)
Operating Income	6,597	7,698	1,100	16.7%	16,186
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	3,940	4,885	945	24.0%
GWh Sold	3,986	4,919	933	23.4%
Market Share	7.3%	8.5%	1.2 pp.

Pg. 30

PRESS RELEASE 1H 2011

El Chocon

Operating income reached Ch$ 10,769 million, decreasing 36.5% when compared to first semester 2010. The latter is mainly explained by lower operating revenues for Ch$ 6,060 million, as a consequence of 18.1% lower physical sales. This is mainly explained by poorer hydrological conditions, leading to an electricity generation 26.1% lower when compared to June 2010. Additionally, during this period El Chocon experienced higher costs related to energy purchases.

The net effect of translating the financial statements from the Argentine peso to Chilean pesos in both periods was negative, resulting in a 12.2% decrease in Chilean pesos as of June 2011.

Table 13
El Chocón	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	29,243	23,183	(6,060)	(20.7%)	48,746
Procurement and Services	(8,248)	(8,748)	(500)	(6.1%)	(18,394)
Contribution Margin	20,995	14,435	(6,560)	(31.2%)	30,352
Other Costs	(2,445)	(2,253)	192	7.8%	(4,738)
Gross Operating Income (EBITDA)	18,550	12,182	(6,368)	(34.3%)	25,614
Depreciation and Amortization	(1,591)	(1,413)	179	11.2%	(2,970)
Operating Income	16,958	10,769	(6,189)	(36.5%)	22,644
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	1,533	1,132	(400)	(26.1%)
GWh Sold	1,704	1,395	(309)	(18.1%)
Market Share	3.1%	2.4%	(0.7) pp.

Pg. 31

PRESS RELEASE 1H 2011

Distribution

Edesur

Operating income decreased Ch$ 19,735 million, mainly due to a 4.2% lower purchase/sales margin measured in Argentine pesos, which was partially offset by a 3.1% increase in physical sales.

On the other hand, operational costs increased by Ch$ 10,563 million due to higher personnel expenses, as a result of wage increases under collective agreements. Energy losses remained at 10.5%.

The net effect of translating the financial statements from the Argentine peso to Chilean pesos in both periods was negative, resulting in a 12.2% decrease in Chilean pesos as of June 2011.

Table 14
Edesur	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	151,683	139,425	(12,258)	(8.1%)	293,167
Procurement and Services	(73,295)	(69,645)	3,650	5.0%	(146,443)
Contribution Margin	78,388	69,779	(8,609)	(11.0%)	146,725
Other Costs	(58,713)	(70,684)	(11,971)	(20.4%)	(148,627)
Gross Operating Income (EBITDA)	19,674	(905)	(20,579)	(104.6%)	(1,903)
Depreciation and Amortization	(8,171)	(7,327)	844	10.3%	(15,407)
Operating Income	11,503	(8,232)	(19,735)	(171.6%)	(17,309)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	2,367	2,366	(1)	(0.0%)
GWh Sold	8,279	8,539	260	3.1%
Clients/ Employee	896	870	(26)	(2.9%)
Energy Losses (%)	10.5%	10.5%	0.0%

Pg. 32

PRESS RELEASE 1H 2011

Brazil

Endesa Brasil

The operating income in Brazil amounted to Ch$ 272,235 million, 8.2 % higher than the Ch$ 251,637 million reported as of June 30, 2010.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H 2010	1H 2011	Var 2010-2011	Chg %	1H 2011
Total Revenues	1,038,180	1,068,338	30,158	2.9%	2,246,391
Procurements and Services	(570,995)	(601,757)	(30,762)	(5.4%)	(1,265,312)
Contribution Margin	467,185	466,581	(604)	(0.1%)	981,079
Other Costs	(131,762)	(153,338)	(21,577)	(16.4%)	(322,424)
Gross Operating Income (EBITDA)	335,424	313,243	(22,181)	(6.6%)	658,655
Depreciation and Amortization	(83,787)	(41,008)	42,779	51.1%	(86,228)
Operating Income	251,637	272,235	20,598	8.2%	572,427
Net Financial Income	(45,223)	(27,350)	17,873	39.5%	(57,509)
Financial income	49,911	69,186	19,275	38.6%	145,477
Financial expenses	(98,731)	(98,223)	509	0.5%	(206,533)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	3,598	1,687	(1,911)	(53.1%)	3,547
Gains	21,090	5,047	(16,043)	(76.1%)	10,612
Losses	(17,492)	(3,360)	14,132	80.8%	(7,065)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	97	-	(97)	(100.0%)	-
Net Income before Taxes	206,511	244,885	38,374	18.6%	514,919
Income Tax	(46,419)	(52,735)	(6,317)	(13.6%)	(110,886)
NET INCOME	160,092	192,150	32,057	20.0%	404,032
Net Income Attributable to Owners of the Company	100,400	129,481	29,080	29.0%	272,259
Net Income Attributable to Minority Interest	59,692	62,669	2,977	5.0%	131,774

Generation

Cachoeira

The operating income rose by Ch$ 6,664 million, amounting to Ch$ 39,879 million in June 2011. The latter is the outcome of a 20.6% increase on average prices measured in local currency, fully offsetting a 7.0% decrease in physical sales.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was positive, resulting in a 0.1% increase in Chilean pesos as of June 2011.

Table 16
Cachoeira	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	52,876	59,300	6,424	12.1%	124,690
Procurement and Services	(12,850)	(12,608)	242	1.9%	(26,511)
Contribution Margin	40,026	46,692	6,667	16.7%	98,180
Other Costs	(3,268)	(2,982)	285	8.7%	(6,271)
Gross Operating Income (EBITDA)	36,758	43,710	6,952	18.9%	91,909
Depreciation and Amortization	(3,543)	(3,831)	(288)	(8.1%)	(8,056)
Operating Income	33,215	39,879	6,664	20.1%	83,853
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	1,525	1,137	(388)	(25.4%)
GWh Sold	1,926	1,792	(134)	(7.0%)
Market Share	1.0%	0.9%	(0.1) pp.

Pg. 33

PRESS RELEASE 1H 2011

Fortaleza (cgtf)

The operating income decreased by Ch$ 7,465 million, amounting to Ch$ 23,819 when compared to the same period of 2010. This decrease is primarily the result of lower average prices and lower physical sales reaching to 1,334 GWh in June 2011.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 17
Fortaleza	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	68,966	61,169	(7,797)	(11.3%)	128,620
Procurement and Services	(30,115)	(29,440)	674	2.2%	(61,904)
Contribution Margin	38,851	31,729	(7,122)	(18.3%)	66,715
Other Costs	(3,556)	(3,822)	(266)	(7.5%)	(8,036)
Gross Operating Income (EBITDA)	35,295	27,907	(7,389)	(20.9%)	58,679
Depreciation and Amortization	(4,011)	(4,087)	(77)	(1.9%)	(8,595)
Operating Income	31,285	23,819	(7,465)	(23.9%)	50,085
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	450	215	(235)	(52.2%)
GWh Sold	1,381	1,334	(47)	(3.4%)
Market Share	0.7%	0.7%	(0.0) pp.

Transmission

CIEN

CIEN recorded an operating income of Ch$ 28,119 million, which represents an increase of Ch$ 36,142 million compared to June, 2010, due to the recognition of CIEN as a regulatory asset by local authorities since April 2011, allowing the billing of tolls according to RAP (permitted annual revenue) system and lower depreciation of fixed assets during this period.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was positive, resulting in a 0.1% increase in Chilean pesos as of June 2011.

Table 18
Cien	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	11,595	17,047	5,452	47.0%	35,844
Procurement and Services	3,538	(2,591)	(6,129)	(173.2%)	(5,447)
Contribution Margin	15,133	14,456	(677)	(4.5%)	30,396
Other Costs	(6,180)	(3,526)	2,655	43.0%	(7,413)
Gross Operating Income (EBITDA)	8,952	10,930	1,978	22.1%	22,983
Depreciation and Amortization	(16,976)	17,188	34,164	201.2%	36,141
Operating Income	(8,024)	28,119	36,142	450.4%	59,125
Figures may differ from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE 1H 2011

Distribution

Ampla

Operating income amounted to Ch$ 97,707 million, a 4.7% decrease when compared to first semester 2010. The decrease is mostly explained by a lower purchase/sales margin in local currency of 3.4% and higher operating costs, especially related to external services. The above was partially offset by a 5.1% increase in sales volume that reached 5,217 GWh as of June 2011 and lower cost of depreciation, amortization and impairment by CH$ 10,882.

Energy losses decreased 1.4pp to 19.9%.The customer base increased by 70,000 new clients, to a total exceeding 2.6 million clients.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 19
Ampla	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	529,347	561,888	32,541	6.1%	1,181,479
Procurement and Services	(320,756)	(367,915)	(47,159)	(14.7%)	(773,614)
Contribution Margin	208,591	193,973	(14,618)	(7.0%)	407,866
Other Costs	(65,709)	(66,744)	(1,035)	(1.6%)	(140,342)
Gross Operating Income (EBITDA)	142,881	127,229	(15,652)	(11.0%)	267,524
Depreciation and Amortization	(40,404)	(29,522)	10,882	26.9%	(62,077)
Operating Income	102,477	97,707	(4,771)	(4.7%)	205,447
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	2,535	2,605	70	2.8%
GWh Sold	4,965	5,217	253	5.1%
Clients/Employee	2,080	2,158	78	3.8%
Energy Losses %	21.3%	19.9%	(1.4) pp.

Pg. 35

PRESS RELEASE 1H 2011

Coelce

Operating income amounted to Ch$ 88,680 million, showing a decrease of 8.5% when compared to first semester 2010. The result is explained by a lower purchase/sales margin by 2.6% and a 0.6% decrease in physical sales.

Energy losses reached 11.9%.The customer base increased by 130,000 new clients, to a total exceeding 3.1 million.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 20
Coelce	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	442,553	427,438	(15,115)	(3.4%)	898,772
Procurement and Services	(277,968)	(273,795)	4,173	1.5%	(575,708)
Contribution Margin	164,586	153,643	(10,943)	(6.6%)	323,064
Other Costs	(48,927)	(44,385)	4,542	9.3%	(93,329)
Gross Operating Income (EBITDA)	115,658	109,258	(6,401)	(5.5%)	229,736
Depreciation and Amortization	(18,701)	(20,578)	(1,877)	(10.0%)	(43,268)
Operating Income	96,958	88,680	(8,278)	(8.5%)	186,467
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	3,026	3,157	130	4.3%
GWh Sold	4,284	4,257	(28)	(0.6%)
Clients/Employee	2,366	2,457	91	3.8%
Energy Losses %	11.9%	11.9%	0.1 pp.

Pg. 36

PRESS RELEASE 1H 2011

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	1H 2010	1H 2011	Var 2010-2011	Chg %	1H 2011
Total Revenues	1,178,571	1,176,178	(2,394)	(0.2%)	2,473,144
Procurements and Services	(585,969)	(671,445)	(85,476)	(14.6%)	(1,411,845)
Contribution Margin	592,603	504,733	(87,870)	(14.8%)	1,061,299
Other Costs	(88,861)	(117,136)	(28,275)	(31.8%)	(246,301)
Gross Operating Income (EBITDA)	503,742	387,597	(116,145)	(23.1%)	814,998
Depreciation and Amortization	(101,230)	(84,976)	16,254	16.1%	(178,678)
Operating Income	402,512	302,621	(99,891)	(24.8%)	636,320
Net Financial Income	(57,056)	(62,278)	(5,222)	(9.2%)	(130,952)
Financial income	7,807	8,336	529	6.8%	17,528
Financial expenses	(74,133)	(67,476)	6,657	9.0%	(141,881)
Income (Loss) for indexed assets and liabilities	(2,099)	(2,939)	(840)	(40.0%)	(6,181)
Foreign currency exchange differences, net	11,369	(198)	(11,567)	(101.7%)	(417)
Gains	22,504	9,544	(12,960)	(57.6%)	20,068
Losses	(11,136)	(9,742)	1,393	12.5%	(20,485)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	41,100	56,656	15,555	37.8%	119,129
Net Income from Other Investments	(0)	182	182	138877.9%	382
Net Income from Sales of Assets	92	542	450	488.1%	1,140
Net Income before Taxes	386,649	297,723	(88,926)	(23.0%)	626,020
Income Tax	(107,374)	(85,950)	21,423	20.0%	(180,728)
NET INCOME	279,275	211,772	(67,502)	(24.2%)	445,293
Net Income Attributable to Owners of the Company	208,535	161,726	(46,809)	(22.4%)	340,061
Net Income Attributable to Minority Interest	70,740	50,046	(20,694)	(29.3%)	105,231

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating income in Chile amounted to Ch$ 125,280 million, 43.1% lower than the same period in 2010 mainly explained by an increase in Ch$ 95,419 million or 30.8% in procurements and services costs, due to higher costs for energy purchases during this period.

Operating revenues decreased by Ch$ 5,785 million due to physical sales fell by 3.3% to 10,168.9 GWh, due to the reduced availability hydraulic resulted in lower spot market sales  partially offset by an increase of 4.9% in average selling price of energy.

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	620,971	615,186	(5,785)	(0.9%)	1,293,550
Procurement and Services	(310,108)	(405,528)	(95,419)	(30.8%)	(852,701)
Contribution Margin	310,863	209,659	(101,204)	(32.6%)	440,849
Other Costs	(40,855)	(43,170)	(2,315)	(5.7%)	(90,774)
Gross Operating Income (EBITDA)	270,008	166,489	(103,519)	(38.3%)	350,075
Depreciation and Amortization	(49,818)	(41,208)	8,610	17.3%	(86,648)
Operating Income	220,190	125,280	(94,909)	(43.1%)	263,427

Table 22.1
Chilean Electricity Business	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	10,140	9,188	(952)	(9.4%)
GWh Sold	10,517	10,169	(348)	(3.3%)
Market Share	39.9%	35.4%	(4.5) pp.

Pg. 37

PRESS RELEASE 1H 2011

Distribution

Chilectra

Operating income amounted to Ch$ 63,782 million, showing an increase of 34.4% when compared to the period ended on June 30, 2010. The increase is explained mainly due to better sales margin related to electricity business line and other businesses by Ch$1,372, associated to a higher demand during the first semester compared to 2010. The latter was partially offset by Ch$ 2,238 million higher in personnel expenses due to increase in variable remuneration.

Energy losses reached 5.6%. The customer base increased by 22,000 new clients, reaching 1.6 million clients served in the concession area.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	1H 2010	1H 2011	Var 2010-2011	Chg %	1H 2011
Sales	436,676	498,381	61,706	14.1%	1,047,944
Other operating income	4,347	5,833	1,485	34.2%	12,264
Total Revenues	441,023	504,214	63,191	14.3%	1,060,209
Procurements and Services	(334,936)	(382,130)	(47,194)	(14.1%)	(803,502)
Contribution Margin	106,088	122,085	15,997	15.1%	256,707
Other Costs	(43,746)	(43,618)	127	0.3%	(91,716)
Gross Operating Income (EBITDA)	62,342	78,466	16,124	25.9%	164,991
Depreciation and Amortization	(14,884)	(14,684)	200	1.3%	(30,876)
Operating Income	47,458	63,782	16,324	34.4%	134,115
Net Financial Income	153	5,073	4,921	3221.2%	10,668
Financial income	4,617	8,620	4,003	86.7%	18,124
Financial expenses	(4,413)	(3,556)	857	19.4%	(7,477)
Income (Loss) for indexed assets and liabilities	531	97	(434)	(81.7%)	204
Foreign currency exchange differences, net	(582)	(87)	494	85.0%	(184)
Gains	565	623	58	10.2%	1,309
Losses	(1,147)	(710)	437	38.1%	(1,493)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	36,811	34,808	(2,003)	(5.4%)	73,191
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(44)	2	46	104.6%	4
Net Income before Taxes	84,378	103,666	19,287	22.9%	217,978
Income Tax	(19,774)	(11,200)	8,574	43.4%	(23,551)
NET INCOME	64,604	92,466	27,862	43.1%	194,427
Net Income Attributable to Owners of the Company	64,604	92,465	27,861	43.1%	194,427
Net Income Attributable to Minority Interest	0	0	0		0

Table 23.1
Chilectra	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	1,598	1,620	22	1.4%
GWh Sold	6,307	6,726	419	6.6%
Clients/ Employee	2,180	2,241	61	2.8%
Energy Losses (%)	6.1%	5.6%	(0.4) pp.

Pg. 38

PRESS RELEASE 1H 2011

Colombia

Generation

Emgesa

The Operating income amounted Ch$ 98,836 million, 15.4% lower when compared to first half 2010. This result is mainly explained by the non-recurring effect of the government reform on the equity tax, which implied recording on January1, 2011.The entire tax is payable throughout the 2011-2014 period, including a surcharge of 25% in equity tax of 4.8% to 6.0% over net equity as of 1st January 2010. This situation affected the operating income in Ch $ 39,713 million.

Additionally sales revenues decreased by Ch $ 32,115 million, mainly due to a reduction in the average price in local currency.

On the other hand, physical sales increase 1.2% due to a 21.8% increased hydroelectric generation in the period. The latter produced a positive impact on energy purchase costs and fuel consumption, which decreased by Ch $ 39,605 million and Ch $ 12,856 million, respectively.

The net effect of translating the financial statements from the Colombian peso to the Chilean pesos in both periods was negative, resulting in a 3.8% decrease in Chilean pesos as of June 2011.

Table 24
Emgesa	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	264,343	232,228	(32,116)	(12.1%)	488,304
Procurement and Services	(110,319)	(59,460)	50,858	46.1%	(125,027)
Contribution Margin	154,024	172,767	18,743	12.2%	363,277
Other Costs	(16,585)	(56,783)	(40,199)	(242.4%)	(119,398)
Gross Operating Income (EBITDA)	137,440	115,984	(21,456)	(15.6%)	243,879
Depreciation and Amortization	(20,565)	(17,148)	3,417	16.6%	(36,056)
Operating Income	116,875	98,836	(18,039)	(15.4%)	207,823
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	5,098	5,510	411	8.1%
GWh Sold	7,138	7,224	86	1.2%
Market Share	17.7%	18.6%	0.9 pp.

Pg. 39

PRESS RELEASE 1H 2011

Distribution

Codensa

Operating income amounted Ch$ 72,320 million, representing a decrease of 23.8% when compared to first semester 2010. This result is mainly explained by the non-recurring effect of the government reform on the equity tax, which implied recording on January1, 2011.The entire tax is payable throughout the 2011-2014 period, including a surcharge of 25% in equity tax of 4.8% to 6.0% over net equity as of 1st January 2011, affecting the operating income by Ch$ 19.348 million. The higher tax expense is partially offset by a greater energy sales margin in local currency and increased physical sales by 2.9% to 6,305 GWh in this period.

Energy losses reached 8.3%.The customer base increased by 74,000 new clients to a total exceeding 2.6 million.

The net effect of translating the financial statements from the Colombian peso to the Chilean pesos in both periods was negative, resulting in a 3.8% decrease in Chilean pesos as of June 2011.

Table 25
Codensa	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	386,896	388,119	1,223	0.3%	816,096
Procurement and Services	(215,407)	(215,550)	(143)	(0.1%)	(453,235)
Contribution Margin	171,489	172,569	1,080	0.6%	362,860
Other Costs	(45,599)	(68,251)	(22,652)	(49.7%)	(143,510)
Gross Operating Income (EBITDA)	125,890	104,318	(21,571)	(17.1%)	219,350
Depreciation and Amortization	(30,951)	(31,998)	(1,047)	(3.4%)	(67,282)
Operating Income	94,939	72,320	(22,619)	(23.8%)	152,068
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	2,506	2,580	74	3.0%
GWh Sold	6,125	6,305	180	2.9%
Clients/ Employee	2,445	2,369	(76)	(3.1%)
Energy Losses (%)	8.5%	8.3%	(0.2) pp.

Pg. 40

PRESS RELEASE 1H 2011

Peru

Generation

Edegel

Operating Income amounted Ch$ 57,508 million, an increase of 48.7% with respect to the same period in 2010. This is mainly explained by Ch$ 5,614 million higher in sales revenues from energy sales, which is supported mainly by 14.2% higher sales volumes and Ch$ 13,160 million lower operating expenses.

The net effect of translating the financial statements from the Peruvian sol to Chilean pesos in both periods was negative, resulting in a 7.3% decrease in Chilean pesos as of June 2011.

Table 26
Edegel	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	109,444	115,117	5,674	5.2%	242,057
Procurement and Services	(40,057)	(40,721)	(664)	(1.7%)	(85,623)
Contribution Margin	69,387	74,396	5,010	7.2%	156,433
Other Costs	(11,080)	557	11,637	105.0%	1,172
Gross Operating Income (EBITDA)	58,307	74,954	16,647	28.6%	157,605
Depreciation and Amortization	(19,633)	(17,446)	2,187	11.1%	(36,684)
Operating Income	38,674	57,508	18,834	48.7%	120,921
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	1H 2010	1H 2011	Var 2010-2011	Chg%
GWh Produced	4,101	4,657	556	13.6%
GWh Sold	4,157	4,746	589	14.2%
Market Share	28.6%	30.0%	1.4 pp.

Pg. 41

PRESS RELEASE 1H 2011

Distribution

Edelnor

Operating income amounted Ch$ 38,307 million, representing a 15.8% increase when compared to first semester 2010. This is mainly explained by a 7.9% rose in sales volume reaching 3,276 GWh. The latter was partially offset by a lower purchase/sales margin.

Energy losses reached 8.3%.The customer base increased by 45,000 new clients, to a total exceeding 1.1 million.

The net effect of translating the financial statements from the Peruvian sol to Chilean pesos in both periods was negative, resulting in a 7.3% decrease in Chilean pesos as of June 2011.

Table 27
Edelnor	Million Ch$				Thousand US$
	1H 2010	1H 2011	Var 2010-2011	Chg%	1H 2011
Operating Revenues	154,874	158,417	3,543	2.3%	333,102
Procurement and Services	(94,801)	(97,601)	(2,800)	(3.0%)	(205,225)
Contribution Margin	60,073	60,816	743	1.2%	127,877
Other Costs	(15,887)	(11,833)	4,054	25.5%	(24,881)
Gross Operating Income (EBITDA)	44,186	48,983	4,797	10.9%	102,996
Depreciation and Amortization	(11,116)	(10,676)	440	4.0%	(22,449)
Operating Income	33,070	38,307	5,237	15.8%	80,547
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	1H 2010	1H 2011	Var 2010-2011	Chg%
Customers (Th)	1,076	1,121	45	4.2%
GWh Sold	3,036	3,276	240	7.9%
Clients/ Employee	1,884	2,023	139	7.4%
Energy Losses (%)	8.2%	8.3%	0.1 pp.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in June 30, 2010 and June 30, 2011, detailed as follows:

Table 28	1H 2010			1H 2011
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,178,571	(776,059)	402,512	1,176,178	(873,556)	302,621
Cachoeira (**)	52,876	(19,661)	33,215	59,300	(19,421)	39,879
Fortaleza (***)	68,966	(37,681)	31,285	61,169	(37,350)	23,819
Cien (**)	11,595	(19,619)	(8,024)	17,047	11,072	28,119
Chilectra	441,023	(393,565)	47,458	504,214	(440,432)	63,782
Edesur	151,683	(140,179)	11,503	139,425	(147,656)	(8,232)
Distrilima (Edelnor)	154,874	(121,804)	33,070	158,417	(120,110)	38,307
Ampla	529,347	(426,869)	102,477	561,888	(464,181)	97,707
Coelce	442,553	(345,596)	96,958	427,438	(338,758)	88,680
Codensa	386,896	(291,956)	94,939	388,119	(315,798)	72,320
CAM Ltda.	54,839	(56,003)	(1,164)	15,739	(17,179)	(1,439)
Inmobiliaria Manso de Velasco Ltda.	2,733	(2,217)	517	2,135	(2,281)	(146)
Synapsis Soluciones y Servicios IT Ltda.	34,805	(32,913)	1,892	6,693	(6,556)	137
ICT	-	-	-	2,647	(2,598)	49
Enersis Holding and other investment vehicles	7,380	(16,623)	(9,243)	18,237	(26,091)	(7,855)
Consolidation Adjustments	(389,686)	388,643	(1,044)	(336,923)	334,240	(2,683)
Total Consolidation	3,128,454	(2,292,103)	836,352	3,201,722	(2,466,657)	735,065

Pg. 42

PRESS RELEASE 1H 2011

Table 28.1	1H 2011
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	2,473,144	(1,836,823)	636,320
Cachoeira (**)	124,690	(40,837)	83,853
Fortaleza (***)	128,620	(78,535)	50,085
Cien (**)	35,844	23,281	59,125
Chilectra	1,060,209	(926,094)	134,115
Edesur	293,167	(310,477)	(17,309)
Distrilima (Edelnor)	333,102	(252,555)	80,547
Ampla	1,181,479	(976,032)	205,447
Investluz (Coelce)	898,772	(712,305)	186,467
Codensa	816,096	(664,028)	152,068
CAM Ltda.	33,095	(36,121)	(3,027)
Inmobiliaria Manso de Velasco Ltda.	4,490	(4,797)	(307)
Synapsis Soluciones y Servicios IT Ltda.	14,073	(13,786)	288
ICT	5,565	(5,463)	102
Enersis Holding and other investment vehicles	38,346	(54,862)	(16,516)
Consolidation Adjustments	(708,447)	702,806	(5,641)
Total Consolidation	6,732,246	(5,186,629)	1,545,617

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén

(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 43

PRESS RELEASE 1H 2011

Ownership of the Company as of June 30, 2011

TOTAL SHAREHOLDERS: 7,541

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Friday, July 29th, 2011, 11:00 AM Eastern Time (11:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4861 or +1 (888) 713 4199 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 87057220.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA) Passcode ID: 23357593.

For this Conference Call you can access previously to the pre-registration site at

https://www.theconferencingservice.com/prereg/key.process?key=PJNLXDD8M and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg. 44

PRESS RELEASE 1H 2011

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl 56 (2) 353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl 56 (2) 353 4576

Carmen Poblete Shares Department Associate cpt@enersis.cl 56 (2) 353 4447	Nicolás Donoso Investor Relations Associate ndo@enersis.cl 56 (2) 353 4492	Romina Valderrama Investor Relations Associate rvh@enersis.cl 56 (2) 353 4552	Melissa Vargas Investor Relations Associate emvb@enersis.cl 56 (2) 353 4555

Maria Luz Muñoz

Investor Relations

Assistant

mlmr@enersis.cl

56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2011